Exhibit 17.1

Dear Board Members:

It is with regret that I hereby resign from the Rock Creek Pharmaceutical, Inc. Board of Directors, effective April 2, 2015.

Management’s decision to begin dosing healthy volunteers with the study drug anatabine in a U.K. clinical trial approved by the MHRA, without first clearing the FDA’s Full Clinical Hold Order – an order directing the company not to initiate the proposed IND study of anatabine, until safety issues raised by the FDA are resolved, is the reason for my resignation.

Please forward all outstanding and accruing director compensation that I earned during my service on the Board.

Best regards,

Edward J. McDonnell